Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

February 11, 2003

03007449

SUPPL

03 FEB 19 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 049/2003**

  Subject: Further information on the anomaly on Thaicom-3 satellite and the services provided to Cable Television

  Date: February 11, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 3/19

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
Date February 11, 2003

Ref.No.SSA049/2003

11th February 2003

Subject : Further information on the anomaly on Thaicom-3 satellite and the services provided to Cable Television

To : The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") notified the Stock Exchange of Thailand ("SET") in its letter reference no.047/2003 dated February 10, 2003 of the action taken by the Company to rectify the anomaly on its Thaicom-3 satellite. In this letter, the Company would like to notify the SET of the progress in its effort to restore the services to United Broadcasting Corporation Plc. ("UBC") as follows :

1. The transponder services to UBC's 31 channels have now been restored to normal.
2. The signals of television channels 3, 5, 7, 9, 11 and ITV have been transferred to Ku-band transponders on Thaicom-2 satellite.

The actions taken by the Company enabled most of UBC's subscribers to receive the signals of UBC and free television from February 8, 2003. There are, however, certain number of subscribers who are able to receive UBC signals from Thaicom-3 satellite but unable to receive free television signals from Thaicom-2 satellite. For these customers, the cable television services have not yet been fully restored.

The Company and UBC are working together to correct the said problem urgently.